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                         AMERICAN CARD TECHNOLOGY, INC.
                             1355 Terrell Mill Road
                            Building 1462, Suite 200
                            Marietta, Georgia 30067


                                                                   June 6, 1997

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re: Registration Statement on Form 8-A
                of American Card Technology, Inc. (File No. 0-22379)
                ----------------------------------------------------

Ladies and Gentlemen:

         On April 14, 1997, American Card Technology, Inc. (the "Registrant") electronically filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form 8-A (the "Registration Statement on Form 8-A") for purposes of registering the Registrant's Common Stock, par value $0.001 per share (the "Common Stock"), and the Registrant's Redeemable Warrants to Purchase Common Stock (the "Warrants") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Prior thereto, on February 3, 1997, the Registrant filed a Registration Statement on Form SB-2 (File No. 333-21013) relating to the initial public offering of the Common Stock and Warrants under the Securities Act of 1933, as amended (the "1933 Act Registration").

         The Registration Statement on Form 8-A is scheduled to become automatically effective pursuant to Section 12(g) of the Exchange Act on June 13, 1997. However, as of the date hereof, the 1933 Act Registration has not yet been declared effective, and the Registrant does not anticipate that the 1933 Act Registration will be declared effective prior to June 13, 1997. Therefore, we hereby request that the Registration Statement on Form 8-A be withdrawn and that it not be declared effective by the Commission.

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         Please call Richard DiStefano, Esq. of Zimet, Haines, Friedman &
Kaplan, counsel to the Registrant, at (212) 486-1700 if you have any questions regarding this matter.


                                       Very truly yours,

                                       AMERICAN CARD TECHNOLOGY, INC.



                                       By: /s/ Raymond Findley
                                          --------------------------------------
                                          Raymond Findley
                                          President

cc: Richard Wulff
     Chief, Office of Small Business Review
    Market Listing Qualifications, NASDAQ
    Tenzer Greenblatt LLP
    BDO Seidman, LLP